October 30, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Beth Breslin, Branch Chief

Chris Edwards

Re:	Spero Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-220858

Acceleration Request

Requested Date:     November 1, 2017

Requested Time:     4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on November 1, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 23, 2017, through the date hereof:

Preliminary Prospectus dated October 23, 2017:

1,071 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                  INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ Jamie Streator
Name: Jamie Streator
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]